As filed with the Securities and Exchange Commission on October 15, 2013
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
________________________
KINGSTONE COMPANIES, INC.
(Exact name of registrant as specified in its charter)
_________________________

Delaware	6331	36-2476480
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

15 Joys Lane
Kingston, New York 12401
(845) 802-7900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
_________________________

Barry B. Goldstein, President and Chief Executive Officer
Kingstone Companies, Inc.
15 Joys Lane
Kingston, New York 12401
(845) 802-7900
(Name, address, including zip code, and telephone number, including area code, of agent for service)
_________________________

Copies to:

Fred Skolnik, Esq. Certilman Balin Adler & Hyman, LLP 90 Merrick Avenue East Meadow, New York 11554 (516) 296-7048	Richard B. Spitzer, Esq. Mayer Brown LLP 1675 Broadway New York, New York 10019 (212) 506-2309

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Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer 	Accelerated Filer 	Non-Accelerated Filer 	Smaller reporting company ☒

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Calculation of Registration Fee

Title of each class of securities to be registered	Proposed maximum aggregate offering price1	Amount of registration fee
Common stock, par value $.01 per share	$17,250,000	$2,221.80

(1)
Includes offering price of shares of common stock that the underwriter has the option to purchase to cover over-allotments, if any. Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

_________________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated October 15, 2013

PROSPECTUS

$15,000,000

KINGSTONE COMPANIES, INC.

Common Stock
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We are offering for sale $15,000,000 of our common stock, par value $.01 per share. Our common stock is listed on The NASDAQ Capital Market under the symbol “KINS.” The last reported sales price of our common stock on October 14, 2013 was $5.47 per share.

You should read this prospectus carefully before you invest. Investing in our common stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 18 of this prospectus for certain risks and uncertainties you should consider before making your investment decision.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Net proceeds before expenses to us	$	$

We have granted the underwriter an option to purchase up to an additional                shares of our common stock at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver shares of common stock through the facilities of The Depository Trust Company against payment on or about                           , 2013, subject to customary closing conditions.
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The date of this prospectus is                     , 2013.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any free writing prospectuses that we authorize for use in connection with this offering. We have not, and the underwriter has not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. You should not assume that the information contained or incorporated by reference in this prospectus or any free writing prospectus that we authorize for use in connection with this offering is accurate or complete as of any date other than the dates of the applicable documents. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

It is important for you to read and consider all of the information contained and incorporated by reference in this prospectus and in any free writing prospectus that we authorize for use in connection with this offering before making your investment decision to purchase shares of our common stock in this offering.

No action is being taken in any jurisdiction outside the United States to permit a public offering of shares of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any and all restrictions applicable to this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless the context of this prospectus indicates otherwise, the terms “Kingstone,” the “Company,” “we,” “us” or “our” refer to Kingstone Companies, Inc. and its consolidated subsidiaries. “KICO” refers to Kingstone Insurance Company, our principal operating subsidiary.

WHERE YOU CAN OBTAIN MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which means that we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC, all of which are available at the Public Reference Room of the SEC at 100 F Street, NE, Washington D.C. 20549. You may also obtain copies of these reports, proxy statements and other information from the Public Reference Room of the SEC, at prescribed rates, by calling 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov where you can access reports, proxy statements, information and registration statements, and other information regarding us that we file electronically with the SEC. In addition, we make available, without charge, through our website, www.kingstonecompanies.com, electronic copies of various filings with the SEC, including copies of Annual Reports on Form 10-K. Information on our website should not be considered a part of this prospectus, and we do not intend to incorporate in this prospectus any information contained on our website. Our subsidiary, Kingstone Insurance Company, also has a website at www.kingstoneinsurance.com. The information on that website likewise is not and should not be considered part of this prospectus and is not incorporated in this prospectus by reference.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents filed separately with the SEC. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in those documents is deemed “furnished” in accordance with SEC rules. The documents we incorporate by reference, all of which we have previously filed with the SEC, include:

•	Our Annual Report on Form 10-K for the year ended December 31, 2012;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013;

•	Our Current Report on Form 8-K filed on January 8, 2013;

•	Our Current Report on Form 8-K filed on February 25, 2013;

•	Our Current Report on Form 8-K filed on February 27, 2013;

•	Our Current Report on Form 8-K filed on April 2, 2013;

•	Our Current Report on Form 8-K filed on May 15, 2013;

•	Our Current Report on Form 8-K filed on August 14, 2013;

•	Our Current Report on Form 8-K filed on September 25, 2013; and

•	The definitive proxy statement for our Annual Meeting of Shareholders held on August 13, 2013.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus or any free writing prospectus that we authorize for use in connection with this offering modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Kingstone Companies, Inc.
15 Joys Lane
Kingston, New York 12401
(845) 802-7900

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this prospectus under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” and elsewhere are “forward-looking statements” within the meaning of the protections of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These forward-looking statements are covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of invoking these safe harbor provisions.

Forward-looking statements are made based on our management’s expectations and beliefs concerning future events impacting our company and are subject to uncertainties and factors relating to our operations and economic environment, all of which are difficult to predict and many of which are beyond our control. You can identify these statements from our use of the words “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target,” “plan,” “may” and similar expressions. These forward-looking statements may include, among other things:

•	statements relating to projected growth, anticipated improvements in earnings, earnings per share, and other financial performance measures, and management’s long-term performance goals;

•	statements relating to the anticipated effects on results of operations or our financial condition from expected developments or events;

•	statements relating to our business and growth strategies; and

•	any other statements which are not historical facts.

Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. These forward-looking statements may not be realized due to a variety of factors, including without limitation:

•	the risk of significant losses from catastrophes and severe weather events;

•	the inability to obtain an upgrade to our financial strength rating from A.M. Best or a downgrade in our rating;

•	adverse capital, credit and financial market conditions;

•	the unavailability of reinsurance at current levels and prices;

•	the exposure to greater net insurance losses in the event of reduced reliance on reinsurance;

•	the credit risk of our reinsurers;

•	the inability to maintain the requisite amount of risk-based capital needed to grow our business;

•	the effects of climate change on the frequency or severity of weather events and wildfires;

•	risks related to the limited market area of our business;

•	risks related to a concentration of business in a limited number of producers;

•	legislative and regulatory changes, including changes in insurance laws and regulations and their application by our regulators;

•	limitations with regard to our ability to pay dividends;

•	the effects of competition in our market areas;

•	our reliance on certain key personnel;

•	our reliance on information technology and information systems;

•	further sales or other dilution of our equity, which may adversely affect the market price of our common stock; and

•	other factors and risks described under “Risk Factors” in this prospectus.

You should not place undue reliance on any forward-looking statement. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

PROSPECTUS SUMMARY

This summary is not complete and does not contain all of the information you should consider before investing in the common stock offered by this prospectus. You should read this summary together with the entire prospectus, including our financial statements, the notes to those financial statements, and the other documents that are incorporated by reference in this prospectus, before making an investment decision. See the “Risk Factors” section of this prospectus beginning on page 18 for a discussion of the risks involved in investing in our common stock.

Who We Are

We are a property and casualty insurance holding company whose principal operating subsidiary is Kingstone Insurance Company, referred to as KICO, domiciled in the State of New York. We are a multi-line regional property and casualty insurance company writing business exclusively through independent retail and wholesale agents and brokers, referred to collectively as producers. We are licensed to write insurance policies in New York and Pennsylvania.

We offer property and casualty insurance products to individuals and small businesses primarily in New York State. For the twelve months ended June 30, 2013, our gross written premiums totaled $54.3 million, an increase of 22.7% from the $44.3 million in gross written premium for the twelve months ended June 30, 2012.

Our product lines include the following:

•
Personal lines - Our largest line of business is personal lines, consisting of homeowners, dwelling fire, 3-4 family dwelling package, condominium, renters, mechanical breakdown, service line and personal umbrella policies. Personal lines policies accounted for 69.7% of our gross written premiums for the twelve months ended June 30, 2013.

•
Commercial liability - We offer business owners policies which consist primarily of small business retail risks without a residential exposure. We also write artisan’s liability policies and special multi-peril property and liability policies. Commercial lines policies accounted for 16.2% of our gross written premiums for the twelve months ended June 30, 2013.

•
Commercial automobile - We provide physical damage and liability coverage for light vehicles owned by small contractors and artisans. Commercial automobile policies accounted for 10.0% of our gross written premiums for the twelve months ended June 30, 2013.

•
Livery physical damage and other - We write for-hire vehicle physical damage only policies for livery and car service vehicles and taxicabs as well as canine legal liability policies. These policies accounted for 4.1% of our gross written premiums for the twelve months ended June 30, 2013.

We generate revenues from earned premiums, ceding commissions from quota share reinsurance, net investment income generated from our investment portfolio, and net realized gains and losses on investment securities. We also receive installment fee income, fees charged to reinstate a policy after it has been cancelled for non-payment, and fees for placing premium finance contracts with a third party licensed premium finance company.

We generate business through our relationships with over 350 independent producers. We carefully select our producers by evaluating several factors such as their need for our products, premium production potential, loss history with other insurance companies that they represent, product and market knowledge, and the size of the agency. We monitor and evaluate the performance of our producers through periodic reviews of volume and profitability. Our senior executives are actively involved in managing our producer relationships.

We purchase reinsurance to reduce our net liability on individual risks, to protect against possible catastrophes, to achieve a target ratio of net premiums written to policyholders’ surplus and to expand our underwriting capacity. Our participation in reinsurance arrangements does not relieve us from our obligations to policyholders.

KICO currently has an A.M. Best financial strength rating of B+ (Good) and a Demotech financial stability rating of A (Excellent). The Demotech rating generally makes our policies acceptable to mortgage lenders that require homeowners to purchase insurance. On July 1, 2009, we completed the acquisition of 100% of the issued and outstanding common stock of KICO (formerly known as Commercial Mutual Insurance Company or CMIC) pursuant to the conversion of CMIC from an advance premium cooperative to a stock property and casualty insurance company. CMIC was formed in 1886.

Our common stock is listed for trading on The NASDAQ Capital Market under the symbol “KINS.”

Our Business Strategy

We seek to deliver an attractive return on capital and provide consistent earnings growth through underwriting profits and income from our investment portfolio. Our strategy is to be the preferred multi-line property and casualty insurance company for selected producers in the geographic markets in which we operate. We believe producers prefer to place profitable business with us because we provide excellent, consistent service to our producers, policyholders and claimants coupled with competitive rates and commission levels and a consistent market presence. We also offer a wide array of personal and commercial lines policies, which we believe differentiates us from other insurance companies that also distribute through our selected producers.

Our principal objectives are to increase the volume of profitable business that we write while limiting our risk of loss and preserving our capital. We seek to generate underwriting income by writing profitable insurance policies and by managing our other underwriting and operating expenses. We are pursuing profitable growth by expanding the geographic regions in which we operate, increasing the volume of business that we write with existing producers, developing new selected producer relationships, and introducing niche insurance products that are relevant to our producers and policyholders.

Our Markets

Our policyholders are located primarily in New York State. According to the U.S. Census Bureau, New York is the third largest state in the country with a current estimated population of approximately 19.4 million. Our market primarily consists of New York City, Long Island and Westchester County, which we collectively define as downstate New York. In 2011, we expanded our market to include parts of western New York, primarily Buffalo, Rochester and Syracuse. We have also recently become licensed to write insurance and have commenced underwriting policies in the Commonwealth of Pennsylvania.

New York State is the fourth largest property and casualty insurance market in the U.S. with $37.9 billion in direct premiums written and the fourth largest state in the United States with respect to homeowners insurance written with $4.7 billion in direct premiums written, according to 2012 data compiled by SNL Financial LC. In 2012, we were the 30th largest writer of homeowners insurance in the State of New York based on this same data. We compete with large national carriers as well as regional and local carriers in the property and casualty marketplace in New York. Many national and regional carriers have chosen to reduce their rate of premium growth or to decrease their presence in the downstate New York property insurance market. Given present market conditions, we believe that we have the opportunity to significantly expand the size of our business in the State of New York.

Our Competitive Strengths

History of Growing Our Profitable Operations

Our insurance company subsidiary, KICO, has been in operation in the State of New York for over 125 years. We have consistently increased the volume of profitable business that we write by introducing new insurance products, increasing the volume of business that we write with our producers and developing new producer relationships. KICO has earned an underwriting profit in nine of the past ten years, including in 2012 when our financial results were adversely impacted by Superstorm Sandy. The extensive heritage of our insurance company subsidiary and our commitment to the New York market is a competitive advantage with producers and policyholders.

Strong Producer Relationships

Within our selected producers’ offices, we compete with other property and casualty insurance carriers available to that producer. We carefully select the producers that distribute our insurance policies and continuously monitor and evaluate their performance. We believe our insurance producers value their relationships with us because we provide excellent, consistent personal service coupled with competitive rates and commission levels. We have consistently been rated by insurance producers as above average in the important areas of underwriting, claims handling and service. In the last two performance surveys conducted by the Professional Insurance Agents of New York and New Jersey of its membership (2010 and 2012), KICO was rated as the top performing insurance company in New York.

We also offer our selected producers the ability to write a wide array of personal lines and commercial lines policies, including some which are unique to us. Many of our producers write multiple lines of business with us which provides an advantage over many of our competitors, who are often focused on a single product. We have had a consistent presence in the downstate New York market for over 100 years and we believe that producers value the longevity of our relationship with them. We believe that the excellent service we provide to our selected producers, our broad product offering and our consistent market presence provides a foundation for profitable growth.

Sophisticated Underwriting and Risk Management Practices

We believe that we have a significant underwriting advantage due to our local market presence and expertise. Our underwriting process evaluates property reports, driving records, the creditworthiness of the insured, and information collected from physical inspections to determine appropriate rates. We utilize certain targeted policy exclusions to reduce our exposure to risks that can create severe losses. We also seek to avoid severe losses by writing policies with lower liability limits when possible.

Our underwriting procedures, premium rates and policy terms support the underwriting profitability of our homeowners policies. We have implemented premium surcharges for certain coastal properties and increased deductibles for hurricane losses to provide an appropriate premium rate for the risk of loss. We also limit the business that we write in certain coastal counties and within close proximity to coastlines to manage our exposure to catastrophic weather events. Through the use of sophisticated catastrophe modeling and other software we assess individual policies to avoid geographic concentration of insured properties, to minimize fire risks associated with adjacent properties and to manage our aggregate exposure to loss.

Our underwriting expertise and risk management practices enable us to profitably write personal and commercial lines business in our markets. We believe that the consistency and the reliable availability of our insurance products is important to our selected producer relationships.

Effective Utilization of Reinsurance

Our reinsurance treaties allow us to limit our exposure to the financial impact of catastrophe losses and to reduce our net liability on individual risks. Our reinsurance program is structured to enable us to significantly grow our premium volume while maintaining regulatory capital and other financial ratios generally within or below the expected ranges used for regulatory oversight purposes.

Our reinsurance program also provides income as a result of ceding commissions earned pursuant to the quota share reinsurance contracts. The income we earn from ceding commissions typically exceeds our fixed operating costs, which consist of other underwriting expenses. Quota share reinsurance treaties transfer a portion of the profit (or loss) associated with the subject insurance policies to the reinsurers. We believe that a prudent reduction in our reliance on quota share reinsurance in the future could positively impact our A.M. Best financial strength rating and increase our underwriting profitability.

Experienced Management Team

Our management team has significant expertise in underwriting, agency management, claims management and insurance regulatory matters. Barry Goldstein, our Chairman and Chief Executive Officer, has extensive experience in the insurance industry and managing public companies. He has served in his current capacity since 2001 and previously served as president of an insurance agency in New York. John Reiersen, Executive Vice President of KICO, has over 48 years of industry and regulatory experience and previously served as Chief Examiner in the Property and Casualty Insurance Bureau of the New York State Insurance Department. Our underwriting and claims managers have extensive experience in the insurance industry with an average of 36 years of experience, including almost 19 years with KICO on average.

Scalable, Low-Cost Operations

 We focus on keeping expenses to the minimum level required to properly underwrite our business and to effectively process claims. While the majority of our business is written in downstate New York, our Kingston, NY location provides a significantly lower cost operating environment. We also take an active approach to settling outstanding claims which results in substantially lower loss adjustment expenses.

We have made investments to develop online application raters and inquiry systems for many of our personal lines and commercial automobile products. This has resulted in increased business submissions from our producers due to the greater ease of placing business with us. We plan to expand these online capabilities to our other lines of business. Our ability to control the growth of our operating and other expenses while growing revenue is a key component of our business model and is important to our future financial success.

Recent Developments

Reinsurance

The reinsurance treaties for our personal lines business, which primarily consists of homeowners’ policies, and our commercial lines business were renewed effective July 1, 2013. The personal lines quota share treaty was renewed with a two year term expiring on June 30, 2015. Personal lines business is reinsured under a 75% quota share treaty. Effective as of July 1, 2014, we have the option to increase the quota share percentage to a maximum of 85% or to decrease the quota share percentage to a minimum of 55%. Excess of loss contracts provide additional coverage for individual personal lines losses. Our maximum net retention under the quota share and excess of loss treaties for any one personal lines policy is $300,000.

Commercial general liability policies written by us, except for commercial auto policies, are reinsured under a 25% quota share treaty. Excess of loss contracts provide additional coverage for individual commercial general liability losses. Our maximum net retention under the quota share and excess of loss treaties for any one commercial general liability policy is $300,000. Commercial auto policies are covered by an excess of loss reinsurance contract that provides coverage for individual losses in excess of $300,000.

We earn ceding commission revenue under the quota share reinsurance treaties based on a  provisional commission rate on all premiums ceded to the reinsurers as adjusted by a sliding scale based on the ultimate treaty year loss ratios on the policies reinsured under each agreement. The sliding scale provides minimum and maximum ceding commission rates in relation to specified ultimate loss ratios.

The maximum potential ceding commission rate paid under the current personal lines quota share treaty, based on the sliding scale of commission rates, is 57% at an ultimate loss ratio of 25% or less. The minimum provisional ceding commission rate is 40% at an ultimate loss ratio of 48% or greater. The current treaty provides a higher minimum ceding commission rate than the prior year treaty, which began on July 1, 2012 and ended on June 30, 2013. The previous year personal lines quota share treaty provided a minimum provisional commission rate of 31% at an ultimate loss ratio of 57% or greater.

In 2013, we purchased catastrophe reinsurance to provide coverage of up to $90 million for losses associated with a single event. The coverage provided by the catastrophe reinsurance treaties provide coverage in excess of our estimated probable maximum loss associated with a single one-in-150 year storm event. Losses on personal lines policies are subject to the 75% quota share treaty, which results in a net retention by us of $1 million of exposure per catastrophe occurrence.

Superstorm Sandy

Superstorm Sandy made landfall in the New York City area on October 29, 2012. Our net personal lines loss incurred for the year ended December 31, 2012 as a result of the storm was $750,000, which was the limit of loss pursuant to the prevailing inforce quota share and catastrophe reinsurance treaties. Additional net losses of $393,000 were incurred in 2012 with respect to our business owners, commercial auto and livery physical damage policies. Excluding the effects of Superstorm Sandy, the net loss ratio would have been 58.6% for the year ended December 31, 2012. We were also required to pay $77,000 of reinstatement premiums in 2012 to catastrophe reinsurers to obtain coverage for future catastrophe events during the reinsurance treaty period, which reduced our net premiums earned.  We incurred additional net losses of $156,000 during the six months ended June 30, 2013 with respect to our participation in a state mandated joint underwriting association. Excluding the effects of Superstorm Sandy, the net loss ratio would have been 59.7% for the six months ended June 30, 2013.  We were also required to pay $325,000 of reinstatement premiums during the six months ended June 30, 2013 to catastrophe reinsurers, which reduced our net premiums earned.

The computation to determine contingent ceding commission revenue includes direct catastrophe losses and loss adjustment expenses incurred from Superstorm Sandy. Such losses increased our ceded loss ratio in our 2012 quota share treaties which reduced our contingent ceding commission revenue by $1.9 million for the year ended December 31, 2012. Excluding the effects of Superstorm Sandy, the net underwriting expense ratio would have been 17.5% for the year ended December 31, 2012.

As of June 30, 2013, the estimated ultimate loss ratios attributable to the 2012 quota share treaties are greater than the contractual ultimate loss ratios at which the provisional ceding commissions are earned. Accordingly, for the six months ended June 30, 2013, we have recorded negative contingent ceding commissions earned with respect to the 2012 treaties.  Our contingent ceding commission revenue for the six months ended June 30, 2013 was reduced by $1.8 million as a result of losses incurred from Superstorm Sandy. Excluding the effects of Superstorm Sandy, the net underwriting expense ratio would have been 17.2% for the six months ended June 30, 2013.

Commercial Automobile

We have recently made changes to our commercial automobile line of business to improve underwriting performance. We are reducing the volume of commercial automobile business that we write through certain producers that have generated higher loss ratios. Minimum coverage levels have also been increased and proof of private passenger coverage is now required for all commercial automobile policies. We expect that underwriting profitability will improve as a result of these actions.

Our Challenges

We face a number of challenges, including the “Risk Factors” beginning on page 18 of this prospectus, that you should consider before making your investment decision. Certain of these challenges follow:

Risks from Catastrophes and Severe Weather Events

Because of the exposure of our property and casualty business to catastrophic events (such as Superstorm Sandy), our operating results and financial condition may vary significantly from one period to the next. Catastrophes can be caused by various natural and man-made disasters, including earthquakes, wildfires, tornadoes, hurricanes, storms and certain types of terrorism. Our liquidity could be constrained by a catastrophe, or multiple catastrophes, which may result in extraordinary losses or a downgrade of our financial strength ratings. In addition, the reinsurance losses that are incurred in connection with a catastrophe could have an adverse impact on the terms and conditions of future reinsurance treaties.

Availability of Reinsurance at Current Levels and Prices

Our personal lines catastrophe reinsurance program was designed, utilizing our risk management methodology, to address our exposure to catastrophes. Market conditions beyond our control impact the availability and cost of the reinsurance we purchase. No assurances can be given that reinsurance will remain continuously available to us to the same extent and on the same terms and rates as currently available.

Ability to Maintain or Improve Financial Strength Rating from A.M. Best

Financial strength ratings are important factors in establishing the competitive position of insurance companies and generally have an effect on an insurance company's business. Many insurance buyers, agents, brokers and secured lenders use the ratings assigned by A.M. Best and other agencies to assist them in assessing the financial strength and overall quality of the companies from which they are considering purchasing insurance or in determining the financial strength of the company that provides insurance with respect to the collateral they hold. A downgrade in our ratings could have a material adverse effect on our competitiveness, the marketability of our product offerings and our ability to grow in the marketplace.

Extensive Government Regulation

We are subject to extensive laws and regulations. State insurance regulators are charged with protecting policyholders and have broad regulatory, supervisory and administrative powers over our business practices, including, among other things, the power to grant and revoke licenses to transact business and the power to regulate and approve underwriting practices and rate changes, which may delay the implementation of premium rate changes or prevent us from making changes we believe are necessary to match rate to risk.

Significant Financial and Capital Markets Risk

We are exposed to significant financial and capital markets risk, including changes in interest rates, equity prices, market volatility, the performance of the economy in general, the performance of the specific obligors included in our portfolio and other factors outside our control. Our exposure to interest rate risk relates primarily to the market price and cash flow variability associated with changes in interest rates.

Ability to Maintain Requisite Amount of Risk-Based Capital

The New York State Department of Financial Services imposes risk-based capital requirements on insurance companies to ensure that insurance companies maintain appropriate levels of surplus to support their overall business operations and to protect customers against adverse developments, after taking into account default, credit, underwriting and off-balance sheet risks. If the amount of our capital falls below this minimum, we may face restrictions with respect to soliciting new business and/or keeping existing business. Similar regulations will apply in other states in which we may operate.

Corporate Information

Our headquarters are located at 15 Joys Lane, Kingston, New York 12401. Our telephone number is (845) 802-7900. Our subsidiary, Kingstone Insurance Company, has a website at www.kingstoneinsurance.com and we maintain certain information on our website at www.kingstonecompanies.com. The information on those websites should not be considered part of this prospectus and is not incorporated into this prospectus by reference.

The Offering

Common stock offered by us	shares of common stock, par value $.01 per share (or shares if the underwriter exercises its over-allotment option in full)

Common stock outstanding after this offering(1)	shares (or shares if the underwriter exercises its over-allotment option in full)

Use of proceeds
We intend to use the net proceeds of this offering (i) to contribute capital to KICO to support growth, including possible product expansion; (ii) to repay indebtedness; and (iii) for general corporate purposes, which may include acquisitions. See “Use of Proceeds.”

Dividends on common stock	We have paid quarterly cash dividends on our common stock since September 2011. See “Dividend Policy.”

Risk factors
An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks discussed under the caption “Risk Factors” beginning on page 18 and all other information included and incorporated by reference in this prospectus before making a decision to invest in shares of our common stock in this offering.

NASDAQ Capital Market Symbol	KINS
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(1) The number of shares of our common stock to be outstanding after this offering is based on 3,816,594 shares outstanding as of October 14, 2013. Unless otherwise indicated, the number of outstanding shares of common stock presented in this prospectus excludes:           shares of our common stock issuable pursuant to the exercise of the underwriter’s over-allotment option; 296,365 shares of our common stock issuable upon the exercise of outstanding options granted under our 2005 Equity Participation Plan; and 226,135 shares of our common stock that are available for future issuance under our 2005 Equity Participation Plan.

Summary Selected Financial Data

The following table sets forth summary consolidated financial data of Kingstone Companies, Inc. The financial data as of and for the six months ended June 30, 2013 and 2012 have been derived from our unaudited financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, which is incorporated by reference into this prospectus. The financial data as of December 31, 2012 and 2011 and for the years then ended have been derived from our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012, which is also incorporated by reference into this prospectus. The financial data as of December 31, 2010 and for the year then ended have been derived from our audited financial statements that are not included in this prospectus.  The summary consolidated financial results in the table below are not necessarily indicative of our expected future operating results. The following summary historical financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and notes thereto appearing in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, each of which is incorporated by reference into this prospectus.

	For the Six Months Ended		For the Years Ended
	June 30,		December 31,
	2013	2012	2012	2011	2010
	(in thousands, except per share data and ratios)
Selected Statement of Income Data:
Revenue:
Gross premiums written	$28,746	$23,678	$49,276	$40,746	$33,260
Net premiums written	$10,965	$9,197	$19,560	$16,296	$13,735
Net premiums earned	$9,299	$8,137	$17,217	$14,869	$11,136
Ceding commission revenue	4,628	5,815	9,690	10,625	8,583
Net investment income	558	497	1,015	754	617
Net realized gain on sale of investments	355	46	288	524	349
Other income	458	461	868	921	911
Total revenue	15,298	14,956	29,078	27,693	21,596
Expenses:
Loss and loss adjustment expenses	5,711	4,687	11,235	8,571	6,426
Commission expenses	4,195	3,478	7,246	6,230	5,057
Other underwriting expenses	4,145	3,852	7,849	7,373	5,779
Other operating expenses	471	574	1,000	1,203	1,610
Depreciation and amortization	307	297	596	603	615
Interest expense	39	41	82	121	185
Interest expense - mandatorily redeemable
preferred stock	-	-	-	-	75
Total expenses	14,868	12,929	28,008	24,101	19,747
Income from continuing operations before taxes	430	2,027	1,070	3,592	1,849
Income tax expense	171	702	303	1,089	767
Net income from continuing operations	259	1,325	767	2,503	1,082
Loss from discontinued operations, net of taxes	-	-	-	-	(99)
Net income from continuing operations	$259	$1,325	$767	$2,503	$983
Earnings per share:
Basic	$0.07	$0.35	$0.20	$0.65	$0.29
Diluted	$0.07	$0.35	$0.20	$0.64	$0.29
Other Data:
Ratios to net premiums earned:
Loss and loss adjustment expenses	61.4%	57.6%	65.3%	57.6%	57.7%
Expense(1)	37.0%	15.7%	28.6%	17.1%	17.0%
Combined	98.4%	73.3%	93.9%	74.7%	74.7%
Dividends paid per common share	$0.08	$0.06	$0.14	$0.06	$-

(1)
Expense ratio is calculated by dividing the sum of commission expenses and other underwriting expenses less ceding commission revenue and other income from insurance underwriting by net premiums earned.

	At June 30,		At December 31,
	2013	2012	2012	2011	2010
	(in thousands, except per share data and ratios)
Selected Balance Sheet Data:
Cash and investments	$34,577	$28,413	$34,318	$27,413	$20,254
Premiums receivable	8,367	6,951	7,767	5,779	5,001
Reinsurance receivables	34,533	26,166	38,903	23,880	20,720
Total assets	89,776	76,414	93,498	69,705	58,683
Loss and loss adjustment expenses	28,357	20,798	30,486	18,481	17,712
Unearned and advance premiums	30,278	24,483	26,623	21,828	17,688
Reinsurance balances payable	5,338	3,557	1,821	2,761	1,107
Advance payments from catastrophe reinsurers	-	-	7,358	-	-
Deferred ceding commission revenue	5,465	4,468	4,877	3,982	3,220
Notes payable	877	997	1,197	1,047	1,461
Total liabilities	74,198	59,439	77,217	54,394	45,739
Total stockholders’ equity	$15,579	$16,975	$16,282	$15,311	$12,944
Other Data:
Statutory surplus	$14,555	$15,128	$14,346	$13,603	$10,707
Book value per share	$4.09	$4.45	$4.24	$4.07	$3.37
Return on average shareholders’ equity	3.2%	16.4%	4.9%	17.7%	8.4%

Additional Financial Information

We operate our business as one segment, property and casualty insurance. Within this segment we offer a wide array of property and casualty policies to our producers. The following table summarizes gross and net premiums written, net premiums earned, and loss and loss adjustment expenses by major product type, which were determined based primarily on similar economic characteristics and risks of loss.

	For the Six Months Ended		For the Years Ended
	June 30,		December 31,
	2013	2012	2012	2011	2010

Gross premiums written:
Personal lines	$19,646,555	$15,551,583	$33,777,692	$26,894,344	$21,690,655
Commercial lines	4,781,491	3,956,309	8,002,800	5,785,782	3,030,607
Commercial auto	3,040,081	3,287,928	5,690,828	6,315,937	6,880,700
Livery physical damage and other	1,277,877	881,905	1,804,277	1,749,694	1,658,068
Total	$28,746,004	$23,677,725	$49,275,597	$40,745,757	$33,260,030

Net premiums written:
Personal lines	$4,250,564	$3,680,635	$8,005,156	$6,352,946	$4,885,468
Commercial lines	2,568,525	1,528,256	4,485,816	2,245,516	746,964
Commercial auto	2,916,805	3,154,601	5,368,967	6,042,759	6,545,264
Livery physical damage and other	1,228,856	833,631	1,699,687	1,654,881	1,557,126
Total	$10,964,750	$9,197,123	$19,559,626	$16,296,102	$13,734,822

Net premiums earned:
Personal lines	$3,563,666	$3,212,265	$6,880,422	$5,448,071	$4,225,692
Commercial lines	2,141,729	1,180,719	3,067,226	1,429,065	392,223
Commercial auto	2,617,493	2,901,329	5,646,860	6,307,876	4,921,736
Livery physical damage and other	976,609	842,794	1,622,103	1,683,734	1,595,984
Total	$9,299,497	$8,137,107	$17,216,611	$14,868,746	$11,135,635

Net loss and loss adjustment expenses:
Personal lines	$1,617,879	$1,257,589	$3,343,322	$2,072,411	$2,042,823
Commercial lines	429,358	443,518	1,232,750	529,713	135,331
Commercial auto	2,486,144	2,272,859	5,163,171	4,714,503	2,884,511
Livery physical damage and other(1)	846,257	317,595	816,431	591,614	838,131
Unallocated loss adjustment expenses	331,800	395,458	679,039	662,817	524,789
Total	$5,711,438	$4,687,019	$11,234,713	$8,571,058	$6,425,585

Net loss and loss adjustment ratio:
Personal lines	45.4%	39.1%	48.6%	38.0%	48.3%
Commercial lines	20.0%	37.6%	40.2%	37.1%	34.5%
Commercial auto	95.0%	78.3%	91.4%	74.7%	58.6%
Livery physical damage and other(1)	86.7%	37.7%	50.3%	35.1%	52.5%
Total	61.4%	57.6%	65.3%	57.6%	57.7%

(1)    Livery physical damage and other includes, among other things, premiums and loss and loss adjustment expenses from our participation in a mandatory state joint underwriting association. For the six months ended June 30, 2013, we incurred net losses of $156,000 from Superstorm Sandy with respect to the joint underwriting association. Excluding the effects of Superstorm Sandy, the net loss and loss adjustment ratio for livery physical damage and other would have been 70.7% for the six months ended June 30, 2013.

The following table summarizes the key insurance underwriting measures for the six months ended June 30, 2013 and 2012 and the years ended December 31, 2012, 2011 and 2010. The year ended December 31, 2012 and the six months ended June 30, 2013 include the effects of Superstorm Sandy (which we define as a catastrophe), which occurred on October 29, 2012. The year ended December 31, 2011 and the six months ended June 30, 2012 include the effects of Tropical Storm Irene (which we define as a catastrophe), which occurred between August 27, 2011 and August 29, 2011. We define a “catastrophe” as an event that involves multiple first party policyholders, or an event that produces a number of claims in excess of a preset, per-event threshold of average claims in a specific area, occurring within a certain amount of time constituting the event.

Contingent ceding commission revenue is impacted by losses incurred in the prior calendar year. The ceding commission rate paid under our quota share reinsurance treaties is based on the ultimate treaty year loss ratio. The quota share treaty year begins on July 1st and ends on June 30th of the following year.

	For the Six Months Ended		For the Years Ended
	June 30,		December 31,
	2013	2012	2012	2011	2010
	(in thousands, except ratios)

Net premiums earned	$9,299	$8,137	$17,217	$14,869	$11,136

Reconciliation of Loss and Loss Adjustment Expense Ratio:
Net loss and loss adjustment expenses	5,711	4,687	11,235	8,571	6,426
Less: Net losses from catastrophes	(156)	-	(1,143)	(449)	-
Net loss and loss adjustment expenses excluding the effect of catastrophes	5,555	4,687	10,092	8,122	6,426

Net loss and loss adjustment expense ratio	61.4%	57.6%	65.3%	57.6%	57.7%
Less: Effect of catastrophe loss on loss ratio	(1.7)%	0.0%	(6.7)%	(3.0)%	0.0%
Net loss and loss adjustment expense ratio excluding the effect of catastrophes	59.7%	57.6%	58.6%	54.6%	57.7%

Reconciliation of Expense Ratio:
Commission expense	$4,195	$3,477	$7,246	$6,231	$5,057
Other underwriting expenses	4,145	3,852	7,849	7,373	5,779
Less: Ceding commission revenue	(4,628)	(5,815)	(9,690)	(10,625)	(8,583)
Less: Insurance underwriting business other income	(269)	(239)	(477)	(430)	(363)
Net underwriting expense	$3,443	$1,276	$4,928	$2,549	$1,890
Less: Reduced contingent ceding commission revenue from catastrophes	(1,847)	(1,153)	(1,919)	(201)	-
Net underwriting expense excluding the effect of catastrophes	$1,596	$123	$3,009	$2,348	$1,890

Expense ratio	37.0%	15.7%	28.6%	17.1%	17.0%
Less: Effect of catastrophe loss on expense ratio	(19.8)%	(14.2)%	(11.1)%	(1.3)%	0.0%
Expense ratio excluding the effect of catastrophes	17.2%	1.5%	17.5%	15.8%	17.0%

RISK FACTORS

In addition to the other information included or incorporated by reference in this prospectus and any free writing prospectus we authorize for use in connection with this offering, the following factors should be carefully considered before making a decision to invest in our common stock. Any of the following risks, either alone or taken together, could materially and adversely affect our business, financial condition, liquidity, results of operations, regulatory capital levels and prospects. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, we could be materially and adversely affected. There may be additional risks that we do not presently know or that we currently believe are immaterial that could also materially and adversely affect our business, financial condition, liquidity, results of operations, regulatory capital levels and prospects. In any such case, the market price of our common stock could decline substantially and you could lose all or a part of your investment.

Risks Related to Our Business

As a property and casualty insurer, we may face significant losses from catastrophes and severe weather events.

Because of the exposure of our property and casualty business to catastrophic events (such as Superstorm Sandy), our operating results and financial condition may vary significantly from one period to the next. Catastrophes can be caused by various natural and man-made disasters, including earthquakes, wildfires, tornadoes, hurricanes, storms and certain types of terrorism. We have catastrophe reinsurance coverage with regard to losses of up to $90,000,000. The initial $4,000,000 of losses in a catastrophe are subject to a 75% quota share reinsurance treaty, such that we retain $1,000,000 of risk per catastrophe occurrence. With respect to any additional catastrophe losses of up to $86,000,000, we are 100% reinsured under our catastrophe reinsurance program. We may incur catastrophe losses in excess of: (i) those that we project would be incurred, (ii) those that external modeling firms estimate would be incurred, (iii) the average expected level used in pricing or (iv) our current reinsurance coverage limits. Despite our catastrophe management programs, we are exposed to catastrophes that could have a material adverse effect on our operating results and financial condition. Our liquidity could be constrained by a catastrophe, or multiple catastrophes, which may result in extraordinary losses or a downgrade of our financial strength ratings. In addition, the reinsurance losses that are incurred in connection with a catastrophe could have an adverse impact on the terms and conditions of future reinsurance treaties.

In addition, we are subject to claims arising from non-catastrophic weather events such as hurricanes, tropical storms, winter storms, rain, hail and high winds. The incidence and severity of weather conditions are largely unpredictable. There is generally an increase in the frequency and severity of claims when severe weather conditions occur.

Unanticipated increases in the severity or frequency of claims may adversely affect our operating results and financial condition.

Changes in the severity or frequency of claims may affect our profitability. Changes in homeowners claim severity are driven by inflation in the construction industry, in building materials and in home furnishings, and by other economic and environmental factors, including increased demand for services and supplies in areas affected by catastrophes. Changes in bodily injury claim severity are driven primarily by inflation in the medical sector of the economy and litigation. Changes in auto physical damage claim severity are driven primarily by inflation in auto repair costs, auto parts prices and used car prices. However, changes in the level of the severity of claims are not limited to the effects of inflation and demand surge in these various sectors of the economy. Increases in claim severity can arise from unexpected events that are inherently difficult to predict, such as a change in the law or an inability to enforce exclusions and limitations contained in our policies. Although we pursue various loss management initiatives to mitigate future increases in claim severity, there can be no assurances that these initiatives will successfully identify or reduce the effect of future increases in claim severity, and a significant increase in claim frequency could have an adverse effect on our operating results and financial condition.

The inability to obtain an upgrade to our financial strength rating from A.M. Best, or a downgrade in our rating, may have a material adverse effect on our competitive position, the marketability of our product offerings, and our liquidity, operating results and financial condition.

Financial strength ratings are important factors in establishing the competitive position of insurance companies and generally have an effect on an insurance company's business. Many insurance buyers, agents, brokers and secured lenders use the ratings assigned by A.M. Best and other agencies to assist them in assessing the financial strength and overall quality of the companies from which they are considering purchasing insurance or in determining the financial strength of the company that provides insurance with respect to the collateral they hold. KICO currently has an A.M. Best financial strength rating of B+ (Good). A.M. Best ratings are derived from an in-depth evaluation of an insurance company’s balance sheet strengths, operating performances and business profiles. A.M. Best evaluates, among other factors, the company’s capitalization, underwriting leverage, financial leverage, asset leverage, capital structure, quality and appropriateness of reinsurance, adequacy of reserves, quality and diversification of assets, liquidity, profitability, spread of risk, revenue composition, market position, management, market risk and event risk. On an ongoing basis, rating agencies such as A.M. Best review the financial performance and condition of insurers and can downgrade or change the outlook on an insurer's ratings due to, for example, a change in an insurer's statutory capital, a reduced confidence in management or a host of other considerations that may or may not be under the insurer's control. KICO currently has a Demotech financial stability rating of A (Excellent), which generally permits lenders to accept our policies. All ratings are subject to continuous review; therefore, the retention of these ratings cannot be assured. A downgrade in any of these ratings could have a material adverse effect on our competitiveness, the marketability of our product offerings and our ability to grow in the marketplace.

Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs or our ability to obtain credit on acceptable terms.

The capital and credit markets have been experiencing extreme volatility and disruption. In some cases, the markets have exerted downward pressure on the availability of liquidity and credit capacity. In the event that we need access to additional capital to pay our operating expenses, make payments on our indebtedness, pay for capital expenditures or increase the amount of insurance that we seek to underwrite or otherwise grow our business, our ability to obtain such capital may be limited and the cost of any such capital may be significant. Our access to additional financing will depend on a variety of factors, such as market conditions, the general availability of credit, the overall availability of credit to our industry, our credit ratings and credit capacity as well as lenders' perception of our long or short-term financial prospects. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. If a combination of these factors occurs, our internal sources of liquidity may prove to be insufficient and, in such case, we may not be able to successfully obtain additional financing on favorable terms.

We are exposed to significant financial and capital markets risk which may adversely affect our results of operations, financial condition and liquidity, and our net investment income can vary from period to period.

We are exposed to significant financial and capital markets risk, including changes in interest rates, equity prices, market volatility, the performance of the economy in general, the performance of the specific obligors included in our portfolio and other factors outside our control. Our exposure to interest rate risk relates primarily to the market price and cash flow variability associated with changes in interest rates. Our investment portfolio contains interest rate sensitive instruments, such as fixed income securities, which may be adversely affected by changes in interest rates from governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. A rise in interest rates would increase the net unrealized loss position of our investment portfolio, which would be offset by our ability to earn higher rates of return on funds reinvested. Conversely, a decline in interest rates would decrease the net unrealized loss position of our investment portfolio, which would be offset by lower rates of return on funds reinvested.

In addition, market volatility can make it difficult to value certain of our securities if trading becomes less frequent. As such, valuations may include assumptions or estimates that may have significant period to period changes which could have a material adverse effect on our consolidated results of operations or financial condition. If significant, continued volatility, changes in interest rates, changes in defaults, a lack of pricing transparency, market liquidity and declines in equity prices, individually or in tandem, could have a material adverse effect on our results of operations, financial condition or cash flows through realized losses, impairments, and changes in unrealized positions.

Reinsurance may be unavailable at current levels and prices, which may limit our ability to write new business.

Our personal lines catastrophe reinsurance program was designed, utilizing our risk management methodology, to address our exposure to catastrophes. Market conditions beyond our control impact the availability and cost of the reinsurance we purchase. No assurances can be given that reinsurance will remain continuously available to us to the same extent and on the same terms and rates as currently available. For example, our ability to afford reinsurance to reduce our catastrophe risk may be dependent upon our ability to adjust premium rates for its cost, and there are no assurances that the terms and rates for our current reinsurance program will continue to be available in the future. If we are unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient and at prices that we consider acceptable, we will have to either accept an increase in our exposure risk, reduce our insurance writings or develop or seek other alternatives.

We intend to prudently reduce our reliance on quota share reinsurance; this would lead to greater exposure to net insurance losses.

We have determined it to be in the best interests of our shareholders to prudently reduce our reliance on quota share reinsurance. Any such reduction would result in higher earned premiums and a reduction in ceding commission revenue in future years. Such approach would also lead to increased exposure to net insurance losses.

Reinsurance subjects us to the credit risk of our reinsurers, which may have a material adverse effect on our operating results and financial condition.

The collectability of reinsurance recoverables is subject to uncertainty arising from a number of factors, including changes in market conditions, whether insured losses meet the qualifying conditions of the reinsurance contract and whether reinsurers, or their affiliates, have the financial capacity and willingness to make payments under the terms of a reinsurance treaty or contract. Since we are primarily liable to an insured for the full amount of insurance coverage, our inability to collect a material recovery from a reinsurer could have a material adverse effect on our operating results and financial condition.

Applicable insurance laws regarding the change of control of our company may impede potential acquisitions that our shareholders might consider to be desirable.

We are subject to statutes and regulations of the state of New York which generally require that any person or entity desiring to acquire direct or indirect control of KICO, our insurance company subsidiary, obtain prior regulatory approval. In addition, a change of control of Kingstone Companies, Inc. would require such approval. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions, and in particular unsolicited transactions, that some of our shareholders might consider to be desirable. Similar regulations may apply in other states in which we may operate.

The insurance industry is subject to extensive restrictive regulation that may affect our operating costs and limit the growth of our business, and changes within this regulatory environment may, too, adversely affect our operating costs and limit the growth of our business.

We are subject to extensive laws and regulations. State insurance regulators are charged with protecting policyholders and have broad regulatory, supervisory and administrative powers over our business practices, including, among other things, the power to grant and revoke licenses to transact business and the power to regulate and approve underwriting practices and rate changes, which may delay the implementation of premium rate changes or prevent us from making changes we believe are necessary to match rate to risk. In addition, many states have laws and regulations that limit an insurer’s ability to cancel or not renew policies and that prohibit an insurer from withdrawing from one or more lines of business written in the state, except pursuant to a plan that is approved by the state insurance department. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict our ability to exit unprofitable markets.

Because the laws and regulations under which we operate are administered and enforced by a number of different governmental authorities, including state insurance regulators, state securities administrators and the SEC, each of which exercises a degree of interpretive latitude, we are subject to the risk that compliance with any particular regulator's or enforcement authority's interpretation of a legal issue may not result in compliance with another's interpretation of the same issue, particularly when compliance is judged in hindsight. In addition, there is risk that any particular regulator's or enforcement authority's interpretation of a legal issue may change over time to our detriment, or that changes in the overall legal and regulatory environment may, even absent any particular regulator's or enforcement authority's interpretation of a legal issue changing, cause us to change our views regarding the actions we need to take from a legal risk management perspective, thereby necessitating changes to our practices that may, in some cases, limit our ability to grow and improve the profitability of our business.

 While the United States federal government does not directly regulate the insurance industry, federal legislation and administrative policies can affect us. Congress and various federal agencies periodically discuss proposals that would provide for a federal charter for insurance companies. We cannot predict whether any such laws will be enacted or the effect that such laws would have on our business. Moreover, there can be no assurance that changes will not be made to current laws, rules and regulations, or that any other laws, rules or regulations will not be adopted in the future, that could adversely affect our business and financial condition.

We may not be able to maintain the requisite amount of risk-based capital, which may adversely affect our profitability and our ability to compete in the property and casualty insurance markets.

The New York State Department of Financial Services imposes risk-based capital requirements on insurance companies to ensure that insurance companies maintain appropriate levels of surplus to support their overall business operations and to protect customers against adverse developments, after taking into account default, credit, underwriting and off-balance sheet risks. If the amount of our capital falls below this minimum, we may face restrictions with respect to soliciting new business and/or keeping existing business. Similar regulations will apply in other states in which we may operate.

Changing climate conditions may adversely affect our financial condition, profitability or cash flows.

We recognize the scientific view that the world is getting warmer. Climate change, to the extent it produces rising temperatures and changes in weather patterns, could impact the frequency or severity of weather events and wildfires and the affordability and availability of homeowners insurance.

Our operating results and financial condition may be adversely affected by the cyclical nature of the property and casualty business.

The property and casualty market is cyclical and has experienced periods characterized by relatively high levels of price competition, less restrictive underwriting standards and relatively low premium rates, followed by periods of relatively lower levels of competition, more selective underwriting standards and relatively high premium rates. A downturn in the profitability cycle of the property and casualty business could have a material adverse effect on our operating results and financial condition.

Because substantially all of our revenue is currently derived from sources located in New York, our business may be adversely affected by conditions in such state.

Substantially all of our revenue is currently derived from sources located in the state of New York and, accordingly, is affected by the prevailing regulatory, economic, demographic, competitive and other conditions in such state. Changes in any of these conditions could make it more costly or difficult for us to conduct our business. Adverse regulatory developments in New York, which could include fundamental changes to the design or implementation of the insurance regulatory framework, could have a material adverse effect on our results of operations and financial condition.

We are highly dependent on a small number of insurance brokers for a large portion of our revenues.

We market our insurance products primarily through insurance brokers. A large percentage of our gross premiums written are sourced through a limited number of brokers.  These brokers provided a total of 31.4% of our gross premiums written for the year ended December 31, 2012. The nature of our dependency on these brokers relates to the high volume of business they consistently refer to us. Our relationship with these brokers is based on the quality of the underwriting and claims services we provide to our clients and on our financial strength ratings. Any deterioration in these factors could result in these brokers advising clients to place their risks with other insurers rather than with us. A loss of all or a substantial portion of the business provided by one or more of these brokers could have a material adverse effect on our financial condition and results of operations.

Recent regulatory action taken by the New York State Department of Financial Services following Superstorm Sandy may have a material adverse effect upon our operations and business.

In the aftermath of Superstorm Sandy, the New York State Department of Financial Services has adopted various regulations that could have a material adverse effect on insurance companies that operate in the state of New York. Included among the regulations are accelerated claims investigation and settlement requirements and mandatory participation in non-binding mediation proceedings funded by the insurer. In addition, in February 2013, the state of New York announced that the Department of Financial Services has commenced an investigation into the claims practices of three insurance companies, including KICO, in connection with Superstorm Sandy claims. The Department of Financial Services stated that the three insurers had a much larger than average consumer complaint rate with regard to Superstorm Sandy claims and indicated that the three insurers were being investigated for (i) failure to send adjusters in a timely manner; (ii) failure to process claims in a timely manner; and (iii) inability of homeowners to contact insurance company representatives. KICO received a letter from the Department of Financial Services seeking information and data with regard to the foregoing and KICO has provided substantial information to the Department of Financial Services. KICO is cooperating with the Department of Financial Services in connection with its investigation, and we believe that such matter will not have a material adverse effect on our financial position. In settling insurance claims, including those related to Superstorm Sandy, if KICO were to pay for losses not covered by the insurance policy, such as those based on water and sewer back up claims, it could face disclaimers of coverage from its reinsurers with regard to the amounts paid.

Actual claims incurred may exceed current reserves established for claims, which may adversely affect our operating results and financial condition.

Recorded claim reserves in our business are based on our best estimates of losses after considering known facts and interpretations of circumstances. Internal and external factors are considered. Internal factors include, but are not limited to, actual claims paid, pending levels of unpaid claims, product mix and contractual terms. External factors include, but are not limited to, changes in the law, court decisions, changes in regulatory requirements and economic conditions. Because reserves are estimates of the unpaid portion of losses that have occurred, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process. The ultimate cost of losses may vary materially from recorded reserves, and such variance may adversely affect our operating results and financial condition.

Regulations requiring us to underwrite business and participate in loss sharing arrangements may adversely affect our operating results and financial condition.

The state of New York has enacted laws that require a property liability insurer conducting business in such state to participate in assigned risk plans, reinsurance facilities and joint underwriting associations or require the insurer to offer coverage to all consumers, often restricting an insurer's ability to charge the price it might otherwise charge. In these markets, we may be compelled to underwrite significant amounts of business at lower than desired rates, possibly leading to an unacceptable return on equity, which may adversely affect our operating results and financial condition.

As a holding company, we are dependent on the results of operations of our subsidiaries; there are restrictions on the payment of dividends by KICO.

We are a holding company and a legal entity separate and distinct from our operating subsidiaries, KICO and Payments, Inc. As a holding company with limited operations of our own, the principal sources of our funds are dividends and other payments from KICO and Payments, Inc. Consequently, we must rely on KICO and Payments, Inc. for our ability to repay debts, pay expenses and pay cash dividends to our shareholders.

Our ability to receive dividends from KICO is restricted by the state laws and insurance regulations of New York. These restrictions are related to surplus and net investment income. Dividends are restricted to the lesser of 10% of surplus or 100% of investment income (on a statutory accounting basis) for the trailing four quarters. As of December 31, 2012, the maximum distribution that KICO could pay without prior regulatory approval was approximately $1,017,000, which is based on investment income for the last four quarters.

Our future results are dependent in part on our ability to successfully operate in an insurance industry that is highly competitive.

The insurance industry is highly competitive. Many of our competitors have well-established national reputations, substantially more capital and significantly greater marketing and management resources. Because of the competitive nature of the insurance industry, including competition for customers, agents and brokers, there can be no assurance that we will continue to effectively compete with our industry rivals, or that competitive pressures will not have a material adverse effect on our business, operating results or financial condition.

If we lose key personnel or are unable to recruit qualified personnel, our ability to implement our business strategies could be delayed or hindered.

Our future success will depend, in part, upon the efforts of Barry Goldstein, our President and Chief Executive Officer, and John Reiersen, who currently serves as Executive Vice President of KICO and, until January 1, 2012, served as President and Chief Executive Officer of KICO. The loss of Messrs. Goldstein and/or Reiersen or other key personnel could prevent us from fully implementing our business strategies and could materially and adversely affect our business, financial condition and results of operations. As we continue to grow, we will need to recruit and retain additional qualified management personnel, but we may not be able to do so. Our ability to recruit and retain such personnel will depend upon a number of factors, such as our results of operations and prospects and the level of competition then prevailing in the market for qualified personnel. Effective January 1, 2012, Mr. Reiersen became Executive Vice President of KICO and provides, in a part-time capacity, advice and assistance to the President and Chief Executive Officer of KICO, and other management personnel, with regard to the management and operation of KICO. KICO and Mr. Reiersen are parties to an employment agreement that expires on December 31, 2016. Mr. Goldstein assumed the duties and responsibilities of President and Chief Executive Officer of KICO effective January 1, 2012. Mr. Goldstein is a party to an employment agreement with us that expires on December 31, 2014.

Difficult conditions in the economy generally could adversely affect our business and operating results.

Some economists continue to project significant negative macroeconomic trends, including relatively high and sustained unemployment, reduced consumer spending, and substantial increases in delinquencies on consumer debt, including defaults on home mortgages. Moreover, recent disruptions in the financial markets, particularly the reduced availability of credit and tightened lending requirements, have impacted the ability of borrowers to refinance loans at more affordable rates. As with most businesses, we believe that difficult conditions in the economy could have an adverse effect on our business and operating results. General economic conditions also could adversely affect us in the form of consumer behavior, which may include decreased demand for our products. As consumers become more cost conscious, they may choose lower levels of insurance.

Changes in accounting standards issued by the Financial Accounting Standards Board or other standard-setting bodies may adversely affect our results of operations and financial condition.

Our financial statements are subject to the application of generally accepted accounting principles, which are periodically revised, interpreted and/or expanded. Accordingly, we are required to adopt new guidance or interpretations, which may have a material adverse effect on our results of operations and financial condition that is either unexpected or has a greater impact than expected.

We rely on our information technology and telecommunication systems, and the failure of these systems could materially and adversely affect our business.

Our business is highly dependent upon the successful and uninterrupted functioning of our information technology and telecommunications systems. We rely on these systems to support our operations. The failure of these systems could interrupt our operations and result in a material adverse effect on our business.

We have incurred, and will continue to incur, increased costs as a result of being an SEC reporting company.

The Sarbanes-Oxley Act of 2002, as well as a variety of related rules implemented by the SEC, have required changes in corporate governance practices and generally increased the disclosure requirements of public companies. As a reporting company, we incur significant legal, accounting and other expenses in connection with our public disclosure and other obligations. Based upon SEC regulations currently in effect, we are required to establish, evaluate and report on our internal control over financial reporting. We believe that compliance with the myriad of rules and regulations applicable to reporting companies and related compliance issues will require a significant amount of time and attention from our management.

The enactment of tort reform could adversely affect our business.

Legislation concerning tort reform is from time to time considered in the United States Congress. Among the provisions considered for inclusion in such legislation are limitations on damage awards, including punitive damages. Enactment of these or similar provisions by Congress or by the states in which we operate could result in a reduction in the demand for liability insurance policies or a decrease in the limits of such policies, thereby reducing our revenues. We cannot predict whether any such legislation will be enacted or, if enacted, the form such legislation will take, nor can we predict the effect, if any, such legislation would have on our business or results of operations.

Risks Related to this Offering and Our Common Stock

Our stock price may fluctuate significantly and be highly volatile and this may make it difficult for you to resell shares of our common stock at the volume, prices and times you find attractive.

The market price of our common stock could be subject to significant fluctuations and be highly volatile, which may make it difficult for you to resell shares of our common stock at the volume, prices and times you find attractive. There are many factors that will impact our stock price and trading volume, including, but not limited to, the factors listed above under “Risks Related to Our Business.”

Stock markets, in general, have experienced in recent years, and continue to experience, significant price and volume volatility, and the market price of our common stock may continue to be subject to similar market fluctuations that may be unrelated to our operating performance and prospects. Increased market volatility and fluctuations could result in a substantial decline in the market price of our common stock.

The trading volume in our common stock has been limited. As a result, you may not experience liquidity in your investment in our common stock, thereby potentially limiting your ability to resell your shares at the volume, times and prices you find attractive.

Our common stock is currently traded on The NASDAQ Capital Market. Our common stock is currently thinly traded and has substantially less liquidity than the average trading market for many other publicly-traded insurance and other companies. An active trading market for our common stock may not develop or, if developed, may not be sustained after this offering. Thinly traded stocks can be more volatile than stock trading in an active public market. Therefore, you may have very little liquidity and may not be able to sell your shares at the volume, prices and times that you desire.

There may be future issuances or resales of our common stock which may materially and adversely affect the market price of our common stock.

Except as described under “Underwriting,” and subject to any required state insurance regulatory approvals, we are not restricted from issuing additional shares of our common stock in the future, including securities convertible into, or exchangeable or exercisable for, shares of our common stock. Our issuance of additional shares of common stock in the future will dilute the ownership interests of our then existing shareholders.

We have an effective registration on Form S-3 under the Securities Act registering for resale 659,100 shares of our stock and effective registration statements on Form S-8 under the Securities Act registering an aggregate of 700,000 shares of our common stock issuable under our 2005 Equity Participation Plan. Options to purchase 296,365 shares of our common stock are outstanding under this plan and 226,135 shares are reserved for issuance thereunder. The shares subject to the registration statement on Form S-3 will be freely tradeable in the public market. In addition, the shares issuable pursuant to the registration statements on Form S-8 will be freely tradable in the public market, except for shares held by affiliates.

The sale of a substantial number of shares of our common stock or securities convertible into, or exchangeable or exercisable for, shares of our common stock, whether directly by us in this offering or future offerings or by our existing shareholders in the secondary market, the perception that such issuances or resales could occur or the availability for future issuances or resale of shares of our common stock or securities convertible into, or exchangeable or exercisable for, shares of our common stock could materially and adversely affect the market price of our common stock and our ability to raise capital through future offerings of equity or equity-related securities on attractive terms or at all.

In addition, our board of directors is authorized to designate and issue preferred stock without further shareholder approval, and we may issue other equity and equity-related securities that are senior to our common stock in the future for a number of reasons, including, without limitation, to support operations and growth, to maintain our capital ratios, and to comply with any future changes in regulatory standards.

Our executive officers and directors own a substantial number of shares of our common stock. This will enable them to significantly influence the vote on all matters submitted to a vote of our shareholders.

As of October 14, 2013, our executive officers and directors beneficially owned 2,251,946 shares of our common stock (including options to purchase 216,365 shares of our common stock, all of which options are currently exercisable), representing 55.8% of the outstanding shares of our common stock. Upon completion of this offering (assuming the underwriter does not exercise its over-allotment option), the 2,251,946 shares of our common stock beneficially owned by executive officers and directors will represent, in the aggregate,    % of the outstanding shares of our common stock.

Accordingly, our executive officers and directors, through their beneficial ownership of our common stock, will be able to significantly influence the vote on all matters submitted to a vote of our shareholders, including the election of directors, amendments to our restated certificate of incorporation or amended and restated bylaws, mergers or other business combination transactions and certain sales of assets outside the usual and regular course of business. The interests of our executive officers and directors may not coincide with the interests of our other shareholders, and they could take actions that advance their own interests to the detriment of our other shareholders.

We may invest or spend the proceeds from this offering in ways with which you may not agree and in ways that may not earn a profit.

We intend to use the net proceeds of this offering (i) to contribute capital to KICO to support growth, including possible product expansion; (ii) to repay indebtedness; and (iii) for general corporate purposes, which may include acquisitions. However, we will retain broad discretion over the use of the proceeds from this offering and may use them for purposes other than those contemplated at the time of this offering. You may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any profits. See “Use of Proceeds.”

Anti-takeover provisions and the regulations to which we may be subject may make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to our shareholders.

We are a holding company incorporated in Delaware. Anti-takeover provisions in Delaware law and our restated certificate of incorporation and bylaws, as well as regulatory approvals required under state insurance laws, could make it more difficult for a third party to acquire control of us and may prevent shareholders from receiving a premium for their shares of common stock. Our certificate of incorporation provides that our board of directors may issue up to 2,500,000 shares of preferred stock, in one or more series, without shareholder approval and with such terms, preferences, rights and privileges as the board of directors may deem appropriate. These provisions, the control of our executive officers and directors over the election of our directors, and other factors may hinder or prevent a change in control, even if the change in control would be beneficial to, or sought by, our shareholders. See “Description of Our Securities — Certain Provisions Having Potential Anti-Takeover Effects.”

USE OF PROCEEDS

We anticipate that the net proceeds to us from the sale of our common stock will be approximately $             million, after deducting offering expenses and the underwriting discounts and commissions (or $         million, if the underwriter exercises its over-allotment option in full).

We intend to use the net proceeds of this offering:

•	to contribute capital to KICO to support growth, including possible product expansion;

•
to repay indebtedness in the aggregate principal amount of $747,000, which indebtedness is payable, with interest at the rate of 9.5% per annum, on July 10, 2014 (including the aggregate principal amount of $378,000 payable to certain of our and KICO’s officers and directors and their family members);

•	to repay the amount outstanding on our bank line of credit, which is being used for general corporate purposes; and

•	for general corporate purposes, which may include acquisitions.

Before we apply any of the proceeds for any uses, they likely will be temporarily invested in short-term investment securities. The precise amounts and timing of the application of proceeds has yet to be determined by our management.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2013 (i) on an actual basis and (ii) as adjusted to give effect to the sale of shares of common stock at a price of $                per share, for total proceeds of approximately $                    , and the repayment of our outstanding long-term debt.

This information should be read together with our consolidated financial statements and other financial information set forth in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, which is incorporated herein by reference.

	Actual At June 30, 2013 (unaudited)	As Adjusted At June 30, 2013 (unaudited)
	($ in thousands)

Long-Term Debt	$747,000		$-

Stockholders’ Equity
Preferred stock, $.01 par value; 2,500,000 shares authorized(1); -0- shares issued and outstanding	$-		$-
Common stock, $.01 par value; 20,000,000 shares authorized(1); 4,730,357 shares issued before the offering ( shares pro forma)(2); 3,810,899 shares outstanding before the offering ( shares pro forma)(2)	47,304
Capital in excess of par	13,863,974
Accumulated other comprehensive income	485,919
Retained earnings	2,739,127
Treasury stock, at cost, 919,458 shares	(1,557,445)
Total stockholders’ equity	15,578,879
Total capitalization	$16,325,879	$
____________
(1)	Gives retroactive effect to increase in the number of authorized shares of preferred stock and common stock approved by our shareholders on August 13, 2013.
(2)	Assumes that the over-allotment option has not been exercised.

MARKET FOR COMMON STOCK AND
RELATED SHAREHOLDER MATTERS

Our common stock is currently listed for trading on The NASDAQ Capital Market under the symbol “KINS.” At June 30, 2013, there were 3,810,899 shares of common stock outstanding. At June 30, 2013, there were 397 holders of record of our common stock.

The last reported sales price of our common stock on October 14, 2013 was $5.47 per share. The following table shows the high and low sales prices per share for our common stock by calendar quarter for the periods indicated. The quotations set forth below reflect inter-dealer quotations that do not include retail markups, markdowns or commissions and may not represent actual transactions.

2013	High	Low
First Quarter	$5.76	$4.69
Second Quarter	$5.71	$5.11
Third Quarter	$5.35	$5.01
Fourth Quarter (through October 14, 2013)	$5.50	$5.19

2012
First Quarter	$3.75	$2.98
Second Quarter	$6.13	$3.18
Third Quarter	$6.95	$4.51
Fourth Quarter	$6.24	$4.50

2011
First Quarter	$3.90	$3.02
Second Quarter	$3.88	$2.82
Third Quarter	$3.68	$2.47
Fourth Quarter	$3.59	$2.97

DIVIDEND POLICY

Holders of our common stock are entitled to dividends when, as and if declared by our board of directors out of funds legally available therefor. From September 2011 to June 2012, we paid quarterly dividends of $.03 per share. Since September 2012, we have paid quarterly dividends of $.04 per share. Future dividend policy will be subject to the discretion of our board of directors and will be contingent upon future earnings, if any, our financial condition, capital requirements, general business conditions, and other factors. Therefore, we can give no assurance that future dividends of any kind will continue to be paid to holders of our common stock.

Our ability to pay dividends depends, in part, upon on the ability of KICO to pay dividends to us. KICO, as an insurance subsidiary is subject to significant regulatory restrictions limiting its ability to declare and pay dividends. These restrictions are related to surplus and net investment income. Dividends are restricted to the lesser of 10% of surplus or 100% of investment income (on a statutory accounting basis) for the trailing four quarters. As of June 30, 2013, the maximum distribution that KICO could pay without prior regulatory approval was approximately $558,000, which is based on investment income for the last four quarters, net of dividends paid by KICO during such period.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT
The following table sets forth certain information as of October 14, 2013 regarding the beneficial ownership of our common stock by (i) each person who we believe to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each present director, (iii) each person listed in the Summary Compensation Table under “Executive Compensation” in our Annual Report on Form 10-K for the year ended December 31, 2012, incorporated by reference in this prospectus, and (iv) all of our present executive officers and directors as a group.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Approximate Percent of Class
		Before Offering	After Offering

Barry B. Goldstein 15 Joys Lane Kingston, New York	1,125,526 (1)(2)	28.1%	%

Michael R. Feinsod c/o Infinity Capital 200 South Service Road Roslyn, New York	504,490 (1)(3)	13.2%	%

Jack D. Seibald 1336 Boxwood Drive West Hewlett Harbor, New York	408,147 (1)(4)	10.7%	%

Jay M. Haft 69 Beaver Dam Road Salisbury, Connecticut	170,275 (1)(5)	4.5%	%

David A. Lyons 252 Brookdale Road Stamford, Connecticut	- (1)	-	-

John D. Reiersen 15 Joys Lane Kingston, New York	27,100 (1)(6)	*	*

Victor J. Brodsky 15 Joys Lane Kingston, New York	16,408 (1) (7)	*	*

All executive officers and directors as a group (7 persons)	2,251,946 (1)(2)(3)(4)(5)(6)(7)	55.8%	%
__________
*     Less than 1%.

(1)	Based upon Schedule 13D filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other information that is publicly available.

(2)
Includes (i) 32,500 shares held in retirement trusts for the benefit of Mr. Goldstein, (ii) 188,865 shares issuable upon the exercise of currently exercisable options and (iii) 144,161 shares owned by Mr. Goldstein’s wife. The inclusion of the shares owned by Mr. Goldstein’s wife shall not be construed as an admission that Mr. Goldstein is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

(3)
Includes 487,495 shares owned by Infinity Capital Partners, L.P. (“Partners”). Each of (i) Infinity Capital, LLC (“Capital”), as the general partner of Partners, (ii) Infinity Management, LLC (“Management”), as the Investment Manager of Partners, and (iii) Michael Feinsod, as the Managing Member of Capital and Management, the General Partner and Investment Manager, respectively, of Partners, may be deemed to be the beneficial owners of the shares held by Partners. Pursuant to the Schedule 13D filed under the Exchange Act, by Partners, Capital, Management and Mr. Feinsod, each has sole voting and dispositive power over the shares. Also includes 10,000 shares held in a retirement trust for the benefit of Mr. Feinsod.

(4)
Includes (i) 113,000 shares owned jointly by Mr. Seibald and his wife, Stephanie Seibald, (ii) 174,824 shares held in a retirement trust for the benefit of Mr. Seibald and (iii) 100,000 shares owned by SDS Partners I, Ltd. for which Mr. Seibald serves as a general partner.

(5)	Includes 576 shares held in a retirement trust for the benefit of Mr. Haft.

(6)	Includes 22,500 shares issuable upon the exercise of options that are currently exercisable.

(7)	Includes 5,000 shares issuable upon the exercise of options that are currently exercisable.

DESCRIPTION OF OUR SECURITIES

The following descriptions do not purport to be complete and are subject to, and qualified in their entirety by reference to, the more complete descriptions thereof set forth in our restated certificate of incorporation, which we refer to as our charter, and our bylaws, each as amended to date.

Authorization

Our authorized capital stock consists of 22,500,000 shares of capital stock. We are authorized to issue 20,000,000 shares of common stock, par value $.01 per share, and 2,500,000 shares of preferred stock, par value $.01 per share.

As of June 30, 2013, there were 3,810,899 shares of common stock outstanding and no shares preferred stock issued and outstanding.

Common Stock

Dividend Rights.    Subject to preferences that may be applicable to any shares of our preferred stock that may be issued, the holders of our common stock are entitled to share ratably in such dividends as may be declared by our board of directors out of funds legally available therefor.

As a Delaware corporation, we may not declare and pay dividends on our capital stock if the amount paid exceeds an amount equal to the surplus which represents the excess of our net assets over paid-in-capital or, if there is no surplus, our net earnings for the current and/or immediately preceding fiscal year. Dividends cannot be paid from our net profits unless the paid-in- capital represented by the issued and outstanding stock having a preference upon the distribution of our assets at the market value is intact. Under applicable Delaware case law, dividends may not be paid on our capital stock if we become insolvent or the payment of the dividend will render us insolvent. To the extent we pay dividends and we are deemed to be insolvent or inadequately capitalized, a bankruptcy court could direct the return of any dividends.

Our ability to pay cash dividends to our shareholders is also primarily dependent upon the cash dividends received from our subsidiary, KICO. See “Dividend Policy.”

Voting Rights.    Each share of our common stock entitles its holder to one vote in the election of directors as well as all other matters to be voted on by shareholders. Holders of our common stock are entitled to cumulate their votes in the election of directors. This means that each shareholder has the right to cumulate his votes and give to one or more nominees as many votes as equals the number of directors to be elected multiplied by the number of shares he is entitled to vote. A shareholder may therefore cast his votes for one nominee or distribute them among two or more of the nominees.

No Preemptive Rights.    Holders of our common stock do not have any preemptive rights to subscribe for additional shares on a pro rata basis or otherwise when additional shares are offered for sale by us.

Liquidation Rights.    Subject to preferences that may be applicable to any shares of our preferred stock that may be issued, in the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive, pro rata, after payment of all of our debts and liabilities, all of our remaining assets available for distribution. In the event of any liquidation, dissolution or winding up of any subsidiary, the holding company, as the sole shareholder of the subsidiary’s common stock, would be entitled to receive all remaining assets of that subsidiary available for distribution in cash or in kind after payment of all debts and liabilities of the subsidiary.

Preferred Stock

The authorized preferred stock is available for issuance from time to time at the discretion of our board of directors without shareholder approval. The board of directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes (if any) to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. Depending upon the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.

 Holders of our common stock have no preferences or conversion or exchange rights. Shares of our common stock will not be liable for further calls or assessments by us and are not subject to redemption. The holders of our common stock will not be liable for any of our liabilities.

Certain Provisions Having Potential Anti-Takeover Effects

General.    The following is a summary of the material provisions of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, and our charter and bylaws that address matters of corporate governance and the rights of shareholders. Certain of these provisions may delay or prevent takeover attempts not first approved by our board of directors (including takeovers which certain shareholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders. The primary purpose of these provisions is to encourage negotiations with our management by persons interested in acquiring control of our company. All references to the charter and bylaws are to our charter and bylaws in effect on the date of this prospectus.

Filling Vacancies.    Vacancies occurring in our board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the remaining directors, even if less than a quorum.

Amendment of Bylaws.    Subject to certain restrictions described below, either our board of directors or our shareholders may amend or repeal our bylaws.

Special Meetings of Shareholders.    Our bylaws provide that special meetings of shareholders may be called only by a majority of our board of directors.

Authorized But Unissued Shares.    Delaware law does not require shareholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Preferred Stock.    Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock in one or more series without shareholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to provide flexibility and eliminate delays associated with a shareholder vote on specific issues. However, the ability of our board of directors to issue preferred stock and determine its rights and preferences may have the effect of delaying or preventing a change in control, as described above under “Description of Our Securities — Preferred Stock.”

Advance Notification of Shareholder Nominations and Proposals.    Our bylaws establish advance notice procedures with respect to the nomination of persons for election as directors, other than nominations made by or at the direction of our board of directors, and shareholder proposals for business.

Shareholder Nominees.    In order for a shareholder to nominate a candidate for director, under our bylaws, timely notice of the nomination must be received by us in advance of the meeting.  To be timely, the notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the meeting; however, if less than 70 days’ notice of the date of the meeting is given to shareholders and public disclosure of the meeting date, pursuant to a press release, is either not made at all or is made less than 70 days prior to the meeting date, notice by a shareholder to be timely made must be so received no later than the close of business on the tenth day following the earlier of the following:

•	the day on which the notice of the date of the meeting was made available to shareholders, or

•	the day on which such public disclosure of the meeting date was made.

The shareholder sending the notice of nomination must describe various matters, including such information as:

•	the name, age, business and residence addresses, occupation or employment and shares held by the nominee;

•	the name and address of the shareholder proposing such business; and

•	the name, address and number of shares held by the shareholder.

Shareholder Proposals.   In order for a shareholder to make a proposal at an annual meeting of shareholders, under our bylaws, timely notice must be received by us in advance of the meeting. To be timely, the proposal must be received by our Secretary at our principal executive offices on a date which is not less than 60 days nor more than 90 days prior to the date which is one year from the date of the mailing of the notice regarding the availability of proxy materials for the prior year’s annual meeting of shareholders. If during the prior year we did not hold an annual meeting, or if the date of the meeting for which a shareholder intends to submit a proposal has changed more than 30 days from the date of the meeting in the prior year, then the notice must be received a reasonable time before we mail the notice regarding the availability of proxy materials for the current year. A shareholder’s notice must set forth as to each matter the shareholder proposes to bring before the annual meeting certain information regarding the proposal, including the following:

•	a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at such meeting;

•	the name and address of the shareholder proposing such business;

•	the number of our shares which are beneficially owned by such shareholder; and

•	any material interest of such shareholder in such business.

Statutory and other Restrictions on Acquisition of our Capital Stock.   We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with an interested shareholder, unless:

•
prior to the time of the proposed action, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•
upon completion of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to the time of the proposed action, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company.

Limitations on Director Liability

Our charter provides that our directors shall generally not be liable to us or any of our shareholders for monetary damages for breach of duty as a director. This provision will eliminate such liability except for (i) any breach of the director’s duty of loyalty to us or to our shareholders, (ii) acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability for unlawful payment of dividends or unlawful stock purchases or redemptions in violation of the DGCL, and (iv) any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or other enterprise. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer or director in defending such action, provided that the officer or director undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided by the DGCL is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any corporation’s bylaws, agreement, vote or otherwise.

Our bylaws provide that we will indemnify any person made or threatened to be made a party to any action or proceeding by reason of the fact that he, his testator or intestate, is or was a director or officer, and any director or officer who served any other company in any capacity at our request, to the fullest extent permitted by Section 145 of the DGCL.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the provisions discussed above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Transfer Agent

The transfer agent for our common stock is American Stock Transfer & Trust Company, LLC.

UNDERWRITING

We are offering shares of our common stock described in this prospectus in an underwritten offering in which Sandler O’Neill & Partners, L.P. is acting as sole underwriter. We will enter into an underwriting agreement with Sandler O’Neill & Partners, L.P. with respect to the common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, Sandler O’Neill & Partners, L.P. has agreed to purchase the number of shares of common stock set forth opposite its name below.

Name	Number of Shares
Sandler O’Neill & Partners, L.P.
Total

The underwriting agreement provides that the underwriter’s obligation to purchase our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including, among other things, that:

•	the representations and warranties made by us are true and agreements have been performed;

•	there is no material adverse change in our business; and

•	we deliver customary closing documents.

Subject to these conditions, the underwriter is committed to purchase and pay for all of the shares of our common stock offered by this prospectus, if any such shares are purchased. However, the underwriter is not obligated to take or pay for the shares covered by the underwriter’s over-allotment option described below, unless and until that option is exercised.

Our common stock is listed on The NASDAQ Capital Market under the symbol “KINS.”

Over-Allotment Option

We have granted the underwriter an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of              additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth below under “— Commissions and Expenses” and on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise this option only to cover over-allotments, if any, made in connection with the sale of our common stock offered by this prospectus.

Commissions and Expenses

The underwriter proposes to offer our common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $             per share. The underwriter may allow, and the dealers may re-allow, a concession not in excess of $             per share on sales to brokers and dealers. After the public offering of our common stock, the underwriter may change the offering price, concessions and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option:

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Public offering price
Underwriting discounts and commissions payable by us
Proceeds to us, before expenses

In addition to the underwriting discounts and commissions, we will reimburse the underwriter for its reasonable out-of-pocket expenses in an amount not to exceed $150,000 for legal fees and expenses and $5,000 for non-legal fees and expenses, including marketing, syndication and travel expenses, incurred in connection with its engagement as underwriter, regardless of whether this offering is consummated. We estimate that our total expenses of this offering, exclusive of the underwriting discounts and commissions, will be approximately $        , and are payable by us.

Indemnity

We have agreed to indemnify the underwriter, and persons who control the underwriter, against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriter may be required to make in respect of these liabilities.

Lock-Up Agreement

We, and each of our directors and executive officers, have agreed for a period of 90 days after the date of this prospectus, subject to certain exceptions, to not sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge, directly or indirectly, any common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of common stock or any other of our securities that are substantially similar to our common stock without, in each case, the prior written consent of Sandler O’Neill & Partners, L.P. These restrictions are intended to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise. The 90-day restricted period described above will be automatically extended if (i) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or we become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restricted period will continue to apply until the expiration of the 18-day period beginning on the date on which the earnings release is issued or the material news or material event related to us occurs.

Stabilization

In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids:

•
Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•
Over-allotment transactions involve sales of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that it may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriter may close out any short position by exercising its option to purchase additional shares and/or purchasing shares in the open market.

•
Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through exercise of the option to purchase additional shares. If the underwriter sells more shares than could be covered by exercise of the option to purchase additional shares and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Capital Market, in the over-the-counter market or otherwise and if commenced, may be discontinued by the underwriter at any time.

Passive Market Making

In connection with this offering, the underwriter and selected dealers, if any, who are qualified market makers on The NASDAQ Capital Market, may engage in passive market making transactions in our common stock on The NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriter and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Relationship with the Underwriter

Sandler O’Neill & Partners, L.P. has performed and may continue to perform investment banking and financial advisory services for us in the ordinary course of its business, and has received, and may continue to receive, compensation for such services.

LEGAL MATTERS

The validity of the issuance of the securities to be offered by this prospectus will be passed upon for us by Certilman Balin Adler & Hyman, LLP, East Meadow, New York. As of October 14, 2013, members of Certilman Balin Adler & Hyman, LLP owned 15,114 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriter by Mayer Brown LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of December 31, 2012 and for the year ended December 31, 2012 appearing in our Annual Report on Form 10-K for the year ended December 31, 2012 have been incorporated by reference into this prospectus in reliance upon the report of Marcum LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated balance sheet of Kingstone Companies, Inc. as of December 31, 2011, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for the year ended December 31, 2011, have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report which is incorporated herein by reference in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

             Shares

KINGSTONE COMPANIES, INC.

Common Stock

PROSPECTUS

                    , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following statement sets forth the amounts of expenses in connection with the offering of the securities of Kingstone Companies, Inc. pursuant to this registration statement, all of which shall be borne by the registrant.

Amount*
Securities and Exchange Commission Registration Fee		$2,221.80
FINRA Filing Fee		**
Printing and Engraving Expenses		**
Accounting Fees and Expenses		**
Legal Fees and Expenses		**
Miscellaneous		**
Total	$	**
__________
  * Estimated amounts of expenses.
** To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or other enterprise. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer or director in defending such action, provided that the officer or director undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided by the DGCL is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any corporation’s bylaws, agreement, vote or otherwise.

The registrant’s bylaws provide that the registrant will indemnify any person made or threatened to be made a party to any action or proceeding by reason of the fact that he, his testator or intestate, is or was a director or officer, and any director or officer who served any other company in any capacity at the registrant’s request, to the fullest extent permitted by Section 145 of the DGCL.

The form of Underwriting Agreement included as an exhibit to this registration statement provides for indemnification by the underwriter of the registrant and its officers and directors against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the registrant’s directors, officers and controlling persons under the provisions discussed above or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	The following exhibits are filed as part of this registration statement:

Exhibit No.

1.1	Form of Underwriting Agreement between Kingstone Companies, Inc. and Sandler O’Neill & Partners, L.P.*

3.1
Restated Certificate of Incorporation, as amended, incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2012, wherein such document is identified as Exhibit 3(a).

3.2	Bylaws, as amended, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated November 5, 2009, wherein such document is identified as Exhibit 3.1.

5.1	Opinion of Certilman Balin Adler & Hyman, LLP*

10.1
2005 Equity Participation Plan, incorporated by reference to the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, wherein such document is identified as Exhibit 10(a).

10.2
Employment Agreement, dated as of October 16, 2007, between DCAP Group, Inc. and  Barry B. Goldstein, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated October 16, 2007, wherein such document is identified as Exhibit 10.1.

10.3
Amendment No. 1, dated as of August 25, 2008, to Employment Agreement between DCAP Group, Inc. and Barry B. Goldstein, incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2008, wherein such document is identified as Exhibit 10(a).

10.4
Amendment No. 2, dated as of March 24, 2010, to Employment Agreement between Kingstone Companies, Inc. (formerly DCAP Group, Inc.) and Barry B. Goldstein, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated March 24, 2010, wherein such document is identified as Exhibit 10.1.

10.5
Amendment No. 3, dated as of May 10, 2011, to Employment Agreement between Kingstone Companies, Inc. (formerly DCAP Group, Inc.) and Barry B. Goldstein, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated May 10, 2011, wherein such document is identified as Exhibit 10.2.

10.6
Amendment No. 4, dated as of April 16, 2012, to Employment Agreement between Kingstone Companies, Inc. (formerly DCAP Group, Inc.) and Barry B. Goldstein, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated April 16, 2012, wherein such document is identified as Exhibit 10.1.

10.7
Employment Contract, effective on July 1, 2008, between Commercial Mutual Insurance Company and Barry B. Goldstein, incorporated by reference to the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, wherein such document is identified as Exhibit 10(o).

10.8
Employment Agreement, dated as of May 10, 2011, between Kingstone Insurance Company and Barry B. Goldstein, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated May 10, 2011, wherein such document is identified as Exhibit 10.1.

10.9
Amendment No. 1, dated as of May 14, 2012, to Employment Agreement between Kingstone Insurance Company and Barry B. Goldstein, incorporated by reference to the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, wherein such document is identified as Exhibit 10(i).

10.10
Employment Contract, dated as of September 13, 2006, between Commercial Mutual Insurance Company and Successor Companies and John D. Reiersen, incorporated by reference to the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, wherein such document is identified as Exhibit 10(s).

10.11
Amendment No. 1, dated as of January 25, 2008, to Employment Contract between Commercial Mutual Insurance Company and Successor Companies and John D. Reiersen, incorporated by reference to the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, wherein such document is identified as Exhibit 10(t).

10.12
Amendment No. 2, dated as of July 18, 2008, to Employment Contract between Commercial Mutual Insurance Company and Successor Companies and John D. Reiersen, incorporated by reference to the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, wherein such document is identified as Exhibit 10(u).

10.13
Amendment No. 3, dated as of February 28, 2011, to Employment Contract between Kingstone Insurance Company (as successor in interest to Commercial Mutual Insurance Company) and John D. Reiersen, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated February 28, 2011, wherein such document is identified as Exhibit 10.1.

10.14	Amendment No. 4, dated as of October 14, 2013, to Employment Contract between Kingstone Insurance Company (as successor in interest to Commercial Mutual Insurance Company) and John D. Reiersen.

10.15
Stock Option Agreement, dated as of March 24, 2010, between Kingstone Companies, Inc. and Barry B. Goldstein, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated March 24, 2010, wherein such document is identified as Exhibit 10.2.

10.16
Letter agreement, dated February 23, 2012, between Kingstone Companies, Inc. and Barry Goldstein with regard to outstanding options, incorporated by reference to the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, wherein such document is identified as Exhibit 10(q).

21.1	Subsidiaries, incorporated by reference to the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, wherein such document is identified as Exhibit 21.

23.1	Consent of Marcum LLP **

23.2	Consent of EisnerAmper LLP **

23.3	Consent of Certilman Balin Adler & Hyman, LLP is included in the opinion of Certilman Balin Adler & Hyman, LLP, filed as Exhibit 5.1.*
 __________
  * To be filed by amendment.
** Filed herewith.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kingston, State of New York, on October 14, 2013.

KINGSTONE COMPANIES, INC.

By:	/s/ Barry B. Goldstein
Barry B. Goldstein
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Barry B. Goldstein, Victor J. Brodsky and Michael R. Feinsod, and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this registration statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to this registration statement.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated as of October 14, 2013.

Signature	Capacity
/s/ Barry B. Goldstein Barry B. Goldstein	President, Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Victor J. Brodsky Victor J. Brodsky	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
/s/ Michael R. Feinsod Michael R. Feinsod	Secretary and Director
/s/ Jay M. Haft Jay M. Haft	Director
/s/ David A. Lyons David A. Lyons	Director
/s/ Jack D. Seibald Jack D. Seibald	Director

EXHIBITS

TO REGISTRATION STATEMENT

ON

FORM S-1

KINGSTONE COMPANIES, INC.

EXHIBIT INDEX

Exhibit No.
1.1	Form of Underwriting Agreement between Kingstone Companies, Inc. and Sandler O’Neill & Partners, L.P.*

3.1
Restated Certificate of Incorporation, as amended, incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2012, wherein such document is identified as Exhibit 3(a).

3.2	Bylaws, as amended, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated November 5, 2009, wherein such document is identified as Exhibit 3.1.

5.1	Opinion of Certilman Balin Adler & Hyman, LLP*

10.1
2005 Equity Participation Plan, incorporated by reference to the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, wherein such document is identified as Exhibit 10(a).

10.2
Employment Agreement, dated as of October 16, 2007, between DCAP Group, Inc. and  Barry B. Goldstein, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated October 16, 2007, wherein such document is identified as Exhibit 10.1.

10.3
Amendment No. 1, dated as of August 25, 2008, to Employment Agreement between DCAP Group, Inc. and Barry B. Goldstein, incorporated by reference to the registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2008, wherein such document is identified as Exhibit 10(a).

10.4
Amendment No. 2, dated as of March 24, 2010, to Employment Agreement between Kingstone Companies, Inc. (formerly DCAP Group, Inc.) and Barry B. Goldstein, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated March 24, 2010, wherein such document is identified as Exhibit 10.1.

10.5
Amendment No. 3, dated as of May 10, 2011, to Employment Agreement between Kingstone Companies, Inc. (formerly DCAP Group, Inc.) and Barry B. Goldstein, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated May 10, 2011, wherein such document is identified as Exhibit 10.2.

10.6
Amendment No. 4, dated as of April 16, 2012, to Employment Agreement between Kingstone Companies, Inc. (formerly DCAP Group, Inc.) and Barry B. Goldstein, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated April 16, 2012, wherein such document is identified as Exhibit 10.1.

10.7
Employment Contract, effective on July 1, 2008, between Commercial Mutual Insurance Company and Barry B. Goldstein, incorporated by reference to the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, wherein such document is identified as Exhibit 10(o).

10.8
Employment Agreement, dated as of May 10, 2011, between Kingstone Insurance Company and Barry B. Goldstein, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated May 10, 2011, wherein such document is identified as Exhibit 10.1.

10.9
Amendment No. 1, dated as of May 14, 2012, to Employment Agreement between Kingstone Insurance Company and Barry B. Goldstein, incorporated by reference to the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, wherein such document is identified as Exhibit 10(i).

10.10
Employment Contract, dated as of September 13, 2006, between Commercial Mutual Insurance Company and Successor Companies and John D. Reiersen, incorporated by reference to the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, wherein such document is identified as Exhibit 10(s).

10.11
Amendment No. 1, dated as of January 25, 2008, to Employment Contract between Commercial Mutual Insurance Company and Successor Companies and John D. Reiersen, incorporated by reference to the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, wherein such document is identified as Exhibit 10(t).

10.12
Amendment No. 2, dated as of July 18, 2008, to Employment Contract between Commercial Mutual Insurance Company and Successor Companies and John D. Reiersen, incorporated by reference to the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, wherein such document is identified as Exhibit 10(u).

10.13
Amendment No. 3, dated as of February 28, 2011, to Employment Contract between Kingstone Insurance Company (as successor in interest to Commercial Mutual Insurance Company) and John D. Reiersen, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated February 28, 2011, wherein such document is identified as Exhibit 10.1.

10.14	Amendment No. 4, dated as of October 14, 2013, to Employment Contract between Kingstone Insurance Company (as successor in interest to Commercial Mutual Insurance Company) and John D. Reiersen.

10.15
Stock Option Agreement, dated as of March 24, 2010, between Kingstone Companies, Inc. and Barry B. Goldstein, incorporated by reference to the registrant’s Current Report on Form 8-K for an event dated March 24, 2010, wherein such document is identified as Exhibit 10.2.

10.16
Letter agreement, dated February 23, 2012, between Kingstone Companies, Inc. and Barry Goldstein with regard to outstanding options, incorporated by reference to the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, wherein such document is identified as Exhibit 10(q).

21.1	Subsidiaries, incorporated by reference to the registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, wherein such document is identified as Exhibit 21.

23.1	Consent of Marcum LLP **

23.2	Consent of EisnerAmper LLP **

23.3	Consent of Certilman Balin Adler & Hyman, LLP is included in the opinion of Certilman Balin Adler & Hyman, LLP, filed as Exhibit 5.1.*
 __________
  * To be filed by amendment.
** Filed herewith.